77I.  Terms of New or Amended Securities

Effective on August 1, 1999, the Intermediate Bond Fund offered a new class of shares, designated Class C shares. Class C shares are sold with a maximum 1.25% front-end sales load and are subject to a 1.00% contingent deferred sales load (if they are redeemed within a year of their purchase) and 12b-1 fees of up to 1.00% of average net assets. No Class C shares of the Fund were sold during the reporting period.


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